Exhibit 23.2

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have issued our report dated November 25, 2020 (except for Notes B, D, H, and L, as to which the date is April 20, 2021), with respect to the consolidated financial statements of Precision Acquisition MidCo Inc. and subsidiaries incorporated by reference from the Current Report on Form 8-K of Columbus McKinnon Corporation filed April 20, 2021 in the Registration Statement on Form S-1 of Columbus McKinnon Corporation, as amended (File No. 333-255375), which are incorporated by reference in this Registration Statement on Form S-1MEF. We consent to the incorporation by reference of the aforementioned report in this Registration Statement, and to the use of our name as it appears under the caption “Experts,” in the prospectus incorporated by reference in this Registration Statement.

/s/ Grant Thornton LLP

Milwaukee, Wisconsin

April 29, 2021